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Manuel Garciadiaz

Davis Polk & Wardwell LLP	212 450 6095 tel
450 Lexington Avenue	212 450 6858 fax
New York, NY 10017	manuel.garciadiaz@davispolk.com

January 22, 2020

Re:	Afya Limited
Confidential Submission of the Draft Registration Statement on Form F-1
Submitted January 22, 2020

U.S. Securities and Exchange Commission

Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of our client, Afya Limited (the “Company”), an exempted company with limited liability incorporated under the laws of the Cayman Islands, we have confidentially submitted a draft registration statement on Form F-1 (the “Draft Registration Statement”) relating to a proposed public offering of the Company’s Class A common shares via EDGAR to the Securities and Exchange Commission (the “Commission”) for confidential review. A formal filing of the Registration Statement will be made at a later date.

The review partner for this submission at the Company’s audit firm, Ernst & Young Auditores Independentes S.S., is Tomas Menezes, who can be reached at +55 31 3232 2102.

Please do not hesitate to contact me at 212-450-6095 or manuel.garciadiaz@davispolk.com or Konstantinos Papadopoulos at 212-450-6189 or konstantinos.papadopoulos@davispolk.com if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours,

/s/ Manuel Garciadiaz
Manuel Garciadiaz

cc:	Virgilio Deloy Capobianco Gibbon, Chief Executive Officer, Afya Limited
Luciano Toledo de Campos, Chief Financial Officer, Afya Limited
Tomas Menezes, Ernst & Young Auditores Independentes S.S.